51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

QUATERRA RESOURCES INC. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

April 5, 2012

Item 3 News Release

A news release was issued in Vancouver, British Columbia on April 5, 2012 and distributed through Marketwire.

Item 4 Summary of Material Change

The Company and Goldcorp Inc. extend Investment Framework Agreement in Central America.

Item 5 Full Description of Material Change

VANCOUVER, BRITISH COLUMBIA-- Quaterra Resources Inc. (TSX VENTURE: QTA) (NYSE Amex:QMM) (the "Company") today announced it has concluded an Amended and Restated Investment Agreement ("ARIFA") with Goldcorp Inc. ("Goldcorp") (TSX:G)(NYSE:GG). The agreement is an amendment and restatement of the Investment Framework Agreement dated January 29, 2010, the terms of which were outlined in the Company's news release dated February 10, 2010.

The most important provision of the ARIFA is the agreement of Goldcorp, subject to acceptance for filing by the TSX Venture Exchange and the additional listing by the NYSE Amex, to purchase 4,000,000 common shares of the Company at a price of C$0.62 per share. The shares, under applicable securities regulation, will be subject to a hold period expiring four months and a day after closing of the transaction. After the transaction has been approved, Goldcorp will hold approximately 6.75% of the Company's outstanding shares. Funds will be used to explore properties in central Mexico that fall under Quaterra's agreement with Goldcorp.

Central Mexico exploration update

During the fourth quarter of 2011 and first quarter of 2012, Quaterra completed initial drilling on four properties: Tecolotes, Microondas, Onix and El Calvo. Results are encouraging and follow-up exploration is planned. Additional drilling at Santo Domingo did not identify significant precious metal mineralization. All these properties fall under the Quaterra-Goldcorp agreement.

Tecolotes Project, Durango. The concession consists of approximately 11,000 hectares located in the southeastern corner of the state of Durango near the Velardeña mining district. Tecolotes, along with the adjacent Americas and Mirasol projects, is located in the center of the Mexico Silver Belt, one of North America’s most prospective regions for the discovery of world-class mineral deposits.

Geochemical sampling of Tecolotes outcrops has delineated precious, base metal and trace element anomalies that may be associated with a concealed intrusive body. Outcrops of rhyolite at the northwestern-most exploration target may be related to this projected intrusive.

A three-hole diamond drill program was completed in February near the center of the overall target zone defined by anomalous values in gold, silver, arsenic and antimony along a northeasterly-trending fault zone that crosscuts a regional anticline. The drill holes varied from 351 meters to 556 meters in depth and were inclined at - 60 degrees to intercept the fault zone at shallow depths.

Each of the three drill holes intersected pyritic structures with minor to moderate gold, silver, lead and zinc values as shown below. Permits are underway to allow step-out drilling from these holes, and to drill other targets in the area.

	Depth (meters)
Hole	From	To	Interval	Gold	Silver	Copper	Lead	Zinc
	(m)	(m)	(m)	g/t	g/t	%	%	%
TEC-001-12	29.37	29.56	0.19	2.00	4	0.02	0.00	0.02
	72.00	84.00	12.00	0.11	15	0.03	0.07	0.03
includes	75.00	76.22	1.22	0.14	25	0.01	0.19	0.02
includes	78.00	80.86	2.86	0.25	31	0.13	0.06	0.06
	141.22	142.31	1.09	0.02	60	0.00	1.13	2.80
	231.85	232.90	1.05	0.06	95	0.00	0.05	0.16

TEC-002-12	79.74	81.00	1.26	0.20	11	0.01	0.08	0.10

TEC-003-12	75.50	77.20	1.70	0.08	82	0.03	2.42	1.38
	218.05	220.15	2.10	0.01	31	0.08	0.04	0.05
	223.15	229.90	6.75	0.03	34	0.01	0.08	0.15

Under the terms of an agreement with Dia Bras Exploration Inc., Quaterra may earn a 75% interest in the Tecolotes property by spending US$500,000 in exploration by September 15, 2012.

Microondas Project, Zacatecas. The Microondas gold-silver property consists of 9,057 hectares in Zacatecas State, Mexico, located within the Fresnillo silver trend that has produced several billion ounces of silver (see Quaterra news release dated July 4, 2011). The initial target is a 1.4 square kilometer area of Caracol sandstone and shale with widespread argillic alteration prospective for a high sulfidation type precious metal system. Quaterra’s surface sampling identified gold values from trace to 0.3 g/tonne and silver values from trace to 29 g/tonne, along with strongly anomalous arsenic, antimony and mercury.

A nine diamond drill-hole exploration program began in the fourth quarter of 2011 and was completed during the first quarter of 2012. Drill core exhibits conspicuous argillic alteration, silification, brecciation, locally high pyrite content and structural textures indicative of a potent hydrothermal system. A feeder structure intersected in holes MCO-8 and MCO-9 has anomalous gold and silver values (gold from 0.037 to 0.394 g/t and silver from 1 to 6 g/t) that could be the uppermost expression of underlying gold-silver mineralization. Additional drilling will test the structure at greater depth.

Onix Project, Zacatecas. The project consists of 34,348 hectares in the northeastern part of the state of Zacatecas about six kilometers from the historic mercury mines at San Felipe Nuevo Mercurio. The mining concession is a rather featureless plain with poorly exposed outcrops of Caracol Formation (intercalated sandstone, siltstone and shale).

In December 2011, a nine-hole reverse circulation scout drilling program was completed. None of the holes contain significant intervals of gold, silver or base metals. However, two holes separated by 550 meters each intersected semi-massive pyrite replacing sandstone-siltstone with milky to smoky quartz and arsenopyrite. Additional drilling will be necessary to evaluate the apparently large sulfide system that is present under cover.

El Calvo Project, San Luis Potosi. The property covers 5,830 hectares located in the Altiplano region of the central Mexican state of San Luis Potosi. Multiple sediment-hosted gold targets have been identified by mapping and sampling over a four square kilometer area within an isolated block of sedimentary rocks rising about 150 meters above a flat plain of post-mineral cover. Four holes have been completed at the San Jose prospect where dumps with high-grade gold samples were identified. None of the first three holes identified significant gold values, possibly because of a low-angle fault which underlies the prospect area. Assays from the fourth hole are pending.

The data from the initial stage of drilling and mapping are being reviewed to determine possible controls on the surface gold anomalies and how the surface gold occurrences are related to the low-angle structure in the drill core. The results of an induced polarization survey conducted at El Calvo in late 2011 are still being processed and data from that survey may be useful in mapping the silicified low-angle structure in the subsurface. Favorable locations for additional drilling will include intersections of the low-angle structure with high-angle structures that contain anomalous gold.

Santo Domingo Project, Durango. The project is located about 120 kilometers west-northwest of Durango in Durango State and is a copper-gold system hosted by both sedimentary rocks and a quartz porphyry intrusive. Seven widely spaced core holes were drilled during 2011 to test a number of geochemical and geophysical anomalies. Copper mineralization is widespread but low grade. In the fourth quarter of 2011 two additional diamond drill holes were completed to test gold potential at depth beneath anomalous surface samples. Neither hole intercepted significant widths of either gold or silver. The highest value of gold was 1.8 ppm in drill hole SDD-08 at shallow depth below the surface gold anomalies. Strongly anomalous copper was encountered in both drill holes with the most continuous zone of copper being in SDD-09. Data is under review to determine if additional work is justified.

Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for this news release.

Core samples for the Tecolotes, Microondas, El Calvo and Santo Domingo projects and RC samples from the Onix project were prepped and analyzed by ALS Chemex in Zacatecas, Mexico and Vancouver, B.C., respectively. Blanks were routinely submitted with each batch of samples. Samples were initially run using a 41 element ICP-AES and ICP-MS analysis. A 30 gram fire assay with AES finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100 g/t; fire assay results are reported for silver assays > 100 g/t. Samples containing more than 1% lead, zinc or copper were analyzed using AA with agua regia digestion.

RC samples for the Onix property were prepped and analyzed by Inspectorate Labs in Durango, Mexico and Reno, Nevada respectively. Samples were initially run using a 35 element ICP analysis. A 30 gram fire assay with AA finish for gold and silver was run on all samples.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Dr. Thomas Patton, President. Tel: (604) 681-9805.

Item 9 Date of Report

April 5, 2012